No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

On April 6, 2011, Honda Motor Europe Ltd. updated the earthquake impact on Honda Operations

Exhibit 2:

On April 15, 2011, American Honda Motor Co., Ltd. updated the earthquake impact on Honda Operations.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Operating Officer for
Business Management Operations
(Chief Financial Officer)
Honda Motor Co., Ltd.

Date: April 18, 2011

Reduced Volume Production at Honda of the UK Manufacturing Ltd

On April 6, 2011, Honda Motor Europe Ltd. updated the earthquake impact on Honda Operations, as follows.

Honda would like to express its deepest sympathy and condolences to the victims of the earthquake in Japan, and our sincere hopes for the earliest possible relief and recovery of the affected areas.

To follow is an update on the impact of the major earthquake on Honda’s operations.

Japan Operations

Following the 11 March earthquake and tsunami in Japan, Honda suspended automobile and component part production in Japan. On 31 March, Honda announced that automobile production at Suzuka and Sayama Factories would resume from 11 April, with production and shipment of component parts resuming on 4 April.

However, as the parts supply situation remains unstable; production of component parts and vehicles at Honda plants will resume at approximately 50% of the original production plan.

Honda of the UK Manufacturing (HUM)

The vast majority of the automotive parts for cars produced at HUM are sourced in Europe. However, for global efficiency, a number of parts continue to be supplied from Japan. The interruption of supply of these parts will impact production activity at HUM.

HUM production volume will continue at approximately 50% of the planned weekly level from 11 April. By taking this action, HUM will be able to continue production by utilising HUM’s flexible working policy; pay is maintained for all Associates. Once full production is resumed the reduced volume production will be quickly recovered using the banked hours.

Ken Keir, Executive Vice President, Honda Motor Europe stated, “We’ve taken the decision to reduce our production volumes at HUM as it enables us to continue with our manufacturing activities, thus minimising the impact on Honda customers, dealers and Associates. We appreciate everyone’s understanding, customers and dealers, during these challenging times.”

As parts supply stabilises and full production resumes, Honda will quickly develop a production schedule to meet the needs of Honda’s European customers.

ENDS

Editors Notes

Honda of the U.K. Manufacturing, Ltd.(HUM)

Highworth Road,

South Marston,

Swindon,

Wiltshire

SN3 4TZ

Total investment: £1.44billion

Managing Director: Soichiro Takizawa

Started production:

•	Engines 1989

•	No1 Car Plant ~1992

•	No2 Car Plant ~ 2001.

Employment: 3,000 (as of April 2011)

Annual production capacity: 250,000 vehicles

Current Daily Production: 638p/d

Production results:

2008	230,423	FY Mar 08-09 = 174,535
2009	75,583	FY Mar 09-10 = 99,346
2010	139,264	FY Mar 10-11 = 139,085

Earthquake Impact on Honda Operations

On April 15, 2011, American Honda Motor Co., Ltd. updated the earthquake impact on Honda Operations, as follows.

Honda would like to express its deepest sympathy and condolences to the victims of the earthquake in Japan, and our sincere hopes for the earliest possible relief and recovery of the affected areas.

Japan Operations

- Honda Motor Co., Ltd. resumed limited production of finished automobiles at approximately 50% of the original production plan on April 11, at the Sayama Plant at Saitama Factory (Sayama, Saitama) and the Suzuka Factory (Suzuka, Mie), which brings all Honda auto plants in Japan back into production. These two manufacturing facilities had been shut down since the earthquake and tsunami struck Japan on March 11.

- Honda Motor began limited production of component parts for North American plants Monday, April 4 at several Honda plants in Japan. However, since the component situation remains fluid, production of parts resumed at approximately 50% of the original production plan. Honda will carefully manage the situation and manage its operation accordingly.

- Honda will continue to make decisions based on the status of the recovery of Japanese society as a whole as well as the supply of parts. There are still many questions relating to the supply of parts manufactured by other suppliers in Japan and shipped directly from suppliers in Japan to Honda’s suppliers in North America.

- While most of our Japan-based suppliers have resumed production, there are a few suppliers that have yet to resolve the challenge to resume their production. In those cases, Honda is working with its suppliers to help reestablish their operations, while evaluating other possible sources for those parts in the supply chain. Please understand that Honda is making every effort to work toward a full recovery as quickly as possible. We appreciate everyone’s understanding during these challenging times.

- Honda resumed motorcycle and power products production at Kumamoto Factory (Ozu-machi, Kikuchi-gun, Kumamoto) on Monday, March 28.

Recovery of Operations in the Tochigi Area

- The impact of the earthquake was more severe at the Tochigi Factory (Moka, Tochigi), however, repair and inspection activities were completed for almost all facilities and equipment.

- At other operations, including the Automobile R&D Center (Tochigi) of Honda R&D Co., Ltd. and Honda Engineering Co., Ltd., associates who will work on the restoration started returning to work. However, based on the expectation that it will take several months until the complete recovery of these facilities, Honda has temporarily transferred some functions such as automobile product development, development of manufacturing technologies and procurement to Honda operations in other locations such as Sayama, Suzuka, and Wako.

- Honda is cooperating with electricity conservation efforts and rolling blackout measures, prioritizing the relief and recovery of affected areas.

Aid

With the hope to contribute to the earliest possible relief and recovery of affected areas, Honda will provide the following aid:

- From Honda in Japan, 300 million yen (approximately $3.7 million) toward the relief and recovery effort.

- A total of 1,000 generators (gasoline-powered and home-use gas canister-powered), along with 5,000 gas canisters. Honda also will dispatch its staff to explain the use of this equipment.

- The Honda family of companies in North America will establish special matching gift programs for their associates for donations to the Red Cross to aid the victims of the earthquake and tsunami in Japan. Donations from associates will be matched on a dollar-for-dollar basis, with no personal or corporate donation limit. Honda employs more than 29, 000 associates in North America.

- American Honda has established a special website to channel donations to the American Red Cross* from customers, suppliers and others interested in supporting the Japan disaster recovery effort through the Red Cross. Originally established to accept donations from Honda and Acura automobile dealers, and Honda motorcycle and power equipment dealers, Honda has opened the site to the public who may wish to donate at: http://american.redcross.org/hondaacura-emp

North American Operations

More than 80% of Honda and Acura products sold in the U.S. are produced in North America, and the vast majority of automotive parts for Honda automobiles manufactured in North America are sourced in the region. The following information (in boldface type) updates Honda’s production situation as it impacts the supply of Honda and Acura cars and light trucks to the North American market.

- Honda began to implement a strategy of temporary adjustments that reduce daily production levels at its U.S. and Canadian auto plants on March 30, as a result of interruptions in parts supplies from Japan in the aftermath of the earthquake and tsunami. Today, Honda announced that temporary levels of reduced production will be extended through May 6, 2011. We anticipate that additional production adjustments will continue after that date.

- Honda is making every effort to return to full production as soon as possible and to keep our plants operating without extensive interruptions. At the same time, we remain focused on minimizing the impact to associates and their families. Honda plans no layoffs at any of its North American facilities.

- The vast majority of Honda’s parts and materials are sourced here in North America. However, for global efficiency, a few critical parts continue to be supplied from Japan. Most of Honda’s Japan-based parts suppliers have resumed production. Honda is working with the few suppliers that have yet to resume production to re-establish their operations, while also evaluating additional sources for some parts in the supply chain. Teams throughout North America and global Honda continue to work diligently to overcome these temporary parts flow issues. Honda remains committed to doing what it can to minimize the impact on Honda associates, dealers and customers.

- As parts supply stabilizes and full auto production resumes, Honda will quickly develop a production schedule to meet the needs of Honda and Acura customers.

- This is a very fluid situation, so we are not able to provide more detailed information at this time. We will communicate further details as they are confirmed and become available. Thank you for your continued patience and understanding.

The following vehicles we build in North America are supported primarily by our base of 600-plus North American first-tier suppliers:

Marysville, Ohio Honda Accord, Honda Accord Coupe, Acura TL, Acura RDX

East Liberty, Ohio Honda CR-V, Honda Element, Honda Accord Crosstour

Greensburg, Ind. Honda Civic Sedan, Honda Civic GX natural gas

Lincoln, Alabama Honda Odyssey, Honda Pilot, Honda Ridgeline

Alliston, Ontario Honda Civic (Sedan, Coupe, Si) Acura MDX, Acura ZDX, Acura CSX (The CSX is sold only in Canada)

El Salto, Mexico Honda CR-V

Honda Fit, Insight, CR-Z, Civic Hybrid, Acura TSX and Acura RL are produced in Japan for the North American market. Honda produces a small percentage of CR-Vs in Japan for the U.S. as well.

Honda’s operations in North America and globally will do everything they can to support the recovery of Honda’s operations in Japan.

*	The American Red Cross name and emblem are used with its permission, which in no way constitutes an endorsement, express or implied, of any product, service, company, opinion or political position. For more information about the Red Cross, please visit www.redcross.org.